MAIL STOP 3561

September 27, 2005

Mr. W. Edward Clingman, Jr.
Principal
Clingman & Hanger Management Associates, LLC
11038 Lakeridge Parkway, Suite 4
Ashland, VA 23005

> **Re: Fruit of the Loom Unsecured Creditors Trust**
> **Form 10-K**
> **Filed July 29, 2005**
> **File No. 001-08941**

Dear Mr. Clingman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended April 30, 2005

General

1. We reviewed your response to our comment from our letter to you dated August 4, 2005, noting you believe that the UCT can rely on no action letters previously issued to other Registrants and file Exchange Act reports based on this reliance. Please revise your Form 10-K and your Form 10-Q for the quarter ended July 31, 2005 to clearly disclose that you have not provided audited financial statements in your Exchange Act reports because you are relying on a series of no action letters issued by the Division of Corporation Finance. Your disclosure should explain

why you believe prior no action letters permit the inclusion of unaudited financial statements in Exchange Act reports and why you believe the UCT meets the condition of the prior no action letters. Further, disclose that you filed a request with the Division of Corporation Finance for a similar no action letter and summarize the no action position requested. Finally, disclose that you withdrew your no action letter without action by the Division of Corporation Finance and the Division of Corporation Finance has not taken a position on whether or not you meet the criteria listed in your no action letter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian K. Bhandari, Staff Accountant, at (202) 551-3390 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies

cc: Michael P. Weiner, Pepper Hamilton LLP